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                               August 16, 2022

       Brian Dunn
       General Counsel
       Cyren Ltd. c/o Cyren Inc.
       1430 Spring Hill Road, Suite 330
       McLean, VA 22102

                                                        Re: Cyren Ltd.
                                                            Registration
Statement on Form S-3
                                                            S-3 Filed July 28,
2022
                                                            File No. 333-266392

       Dear Mr. Dunn:

              We have limited our review of your registration statement to the issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Registration Statement on Form S-3 Filed July 28, 2022

       General

   1. Please disclose any material risks posed to your business directly or indirectly due to having a material
percentage of your workforce (contractors) located in Ukraine, for example, relating to
security, internet accessibility, or other infrastructure concerns. In addition, to the extent
material, please address the following:

                                                              Disclose the
number of employees, contractors, and customers that are located in the
                                                            Ukraine. Discuss
the percentage of revenue that is generated from the Ukraine.

                                                              Disclose steps
you have taken or may take to address these risks, such as relocating personnel to other
geographic regions.
 Brian Dunn
Cyren Ltd. c/o Cyren Inc.
August 16, 2022
Page 2
             Disclose whether you continue to pay employees in Ukraine, including a discussion of whether they continue to engage in work for you and whether you have a legal obligation to continue to pay employees regardless of work status.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Jan Woo,
Legal Branch Chief, at 202-551-3453 with any questions.



                                                           Sincerely,
FirstName LastNameBrian Dunn
                                                           Division of
Corporation Finance
Comapany NameCyren Ltd. c/o Cyren Inc.
                                                           Office of Technology
August 16, 2022 Page 2
cc:       Laurie Green
FirstName LastName